UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MICROS SYSTEMS, INC
(Name of Subject Company)

MICROS SYSTEMS, INC
(Names of Persons Filing Statement)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Cynthia A. Russo
Executive Vice-President, Chief Financial Officer

MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, Maryland 21046-2289
(443) 285-6000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Richard B. Aldridge
Morgan, Lewis & Bockius LLP
1701 Market St.
Philadelphia, PA 19103-2921

(215) 963-4829

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by MICROS Systems, Inc. (the “Company”) on June 24, 2014 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, Oracle Corporation (“Oracle”), OC Acquisition LLC (“Parent”), and Rocket Acquisition Corporation (“Merger Subsidiary”) will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the Offer, as they may be amended from time to time, when they become available because they will contain important information. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Those materials and all other documents filed by the Company, Oracle, Parent or Merger Subsidiary with the SEC will be available both at no charge on the SEC’s web site at www.sec.gov and may be obtained for free by directing requests to investors@micros.com.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: the timing of the transaction; the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; stockholder litigation in connection with the transaction resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s Annual Report on Form 10-K for the year ended June 30, 2013 and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Oracle, Parent and Merger Subsidiary and the Solicitation/Recommendation Statement to be filed by the Company. The Company undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.